SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number: 333-203859

TRANSCANADA TRUST

(Translation of Registrant’s Name into English)

450 - 1st Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):

[Exhibit 1 to this report, furnished on Form 6-K, is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.]

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA TRUST, by TRANSCANADA PIPELINES LIMITED, in its capacity as
Administrative Agent

Date: July 22, 2016

By:	/s/ Christine R. Johnston
Name: Christine R. Johnston
Title: Vice-President, Law and Corporate Secretary

Exhibit Index

1.1	Undertaking, dated as of July 21, 2016, by TransCanada Trust to CST Trust Company and TransCanada PipeLines Limited.